                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 5)


                    Under the Securities Exchange Act of 1934

                              Wiztec Solutions Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                                 (CUSIP Number)

                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                  513-723-2444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                 June 30, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

                                  SCHEDULE 13D
CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Corporation
         I.R.S. ID No. 31-1598292
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         BK
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power

                                                 5,020,721

           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power

                                                 5,020,721


                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         5,020,721

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         68.7%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         HC
--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Israel Investments Ltd.
         I.R.S. ID. No. Not applicable
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         State of Israel
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power

                                                 5,020,721

           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power

                                                 5,020,721


                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         5,020,721

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         68.7%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------

         This Amendment No. 5 to Schedule 13D is filed by Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel ("Sub") and a wholly owned subsidiary of Parent, hereby amend and supplement their
Schedule 13D, originally filed on April 1, 1999, as amended (the "Schedule 13D"). This amendment relates to certain private purchases of securities by Sub prior to July 2, 1999 (the "Private Purchases") and a tender offer by Sub to purchase all of the outstanding Ordinary Shares (including Shares which may be issued as the result of the exercise of options and warrants during the course of the Offer), New Israeli Shekel 1 par value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company") not already owned by Sub and Parent, at $25.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 2, 1999 (the "July Offer to Purchase"), a copy of which is attached hereto as
Exhibit 5 and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 6 (which, as amended or supplemented from time to time, together constitute the "July Offer"). Capitalized terms used herein but not defined are used as defined in the July Offer to Purchase.


Item 1.           Security and Issuer


Item 1 is amended and supplemented as follows:

         This Amendment to the Schedule 13D relates to Ordinary Shares, each with NIS 1 Par Value and Series A Warrants to purchase Ordinary Shares of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel, with its principal executive offices at 8 Maskit Street, Herzlia, 46776 Israel.


Item 2.           Identity and Background


Item 2 is amended as follows:

         This Statement is being filed by Parent, an Ohio corporation and Sub, a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent. Parent is a provider of outsourced billing and customer management services. Sub was incorporated for the purpose of effectuating the Offer. The principal offices of Parent are located at 201 East Fourth Street, Cincinnati, Ohio 45202. The principal offices of Sub are located at 29B Keren Hayesod Street, Jerusalem 94188, Israel.


         The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.


         During the last five years, neither Parent, Sub nor any of the persons referred to in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.           Source and Amount of Funds or Other Consideration.


Item 3 is amended and supplemented as follows:

         Pursuant to the Private Purchases, Sub purchased an aggregate of 168,782 Series A Warrants to purchase Ordinary Shares of the Company for the purchase price of $2,384,046 and an aggregate of 22,000 Ordinary Shares for the purchase price of $461,405. The source of funds for the Private Purchases is the credit facility described in "The Tender Offer -- Section 10: Sources and Amount of Funds" of the July Offer to Purchase. In regard to the July Offer, the information set forth in "The Tender Offer - Section 10. Sources and Amount of Funds" of the July Offer to Purchase is incorporated herein by reference.


Item 4.           Purpose of Transaction


Item 4 is amended and supplemented as follows:

         The information set forth in the "Introduction," "Special Factors - Background to the Offer," "Special Factors - Reasons of Parent and Sub for the Offer," "Special Factors - Plans for the Company After the Offer; Certain Effects of the Offer" and "The Tender Offer - Section 7: Effect of the Offer on the Market for Shares; Dividends on the Shares; Stock Price Quotation; Exchange Act Registration; Margin Regulations" of the July Offer to Purchase is incorporated herein by reference.


Item 5.           Interest in Securities of the Issuer.


Item 5 is amended and superceded as follows:

(a) Parent and Sub beneficially own a total of 5,021,721 Ordinary Shares of Wiztec, which represents 68.7% of the Ordinary Shares of the Company outstanding as of June 29, 1999.

(b) Convergys IMG directly has and Parent indirectly has sole power to vote and direct the disposition of 5,021,721 Ordinary Shares.

(c) The information set forth in "Special Factors - Background to the Offer" and "Special Factors - Beneficial Ownership of the Shares" of the July Offer to Purchase is incorporated herein by reference.


(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.           Material to be Filed as Exhibits.


(1)      *Filing Agreement, dated March 31, 1999.

(2) **364-Day Credit Agreement dated as of December 16, 1998 among Convergys Corporation, the Lenders Party Hereto, PNC Bank, National Association, Nationsbank, N.A. and Citibank, N.A., as Co-Syndication Agents, and The Chase Manhattan Bank, as Administrative Agent.

(3)      **Offer to Purchase, dated April 1, 1999.

(4)      **Letter of Transmittal.

(5)      ***Offer to Purchase dated July 2, 1999.

(6)      ***Letter of Transmittal, dated July 2, 1999.

----------------------
*incorporated herein by reference to Amendment No. 2 to the Schedule 13D filed by Parent, Sub and Convergys IMG with the Securities and Exchange Commission on April 1, 1999.

**incorporated herein by reference to Exhibit (1)(a) to the Schedule 14D-1 filed by Parent, Sub and Convergys IMG with the Securities and Exchange Commission on April 1, 1999.

***incorporated herein by reference to Exhibit (1)(a) to the Schedule 14D-1 filed by Parent and Sub with the Securities and Exchange Commission on July 2, 1999.

SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.


Dated:   July 2, 1999


                              Convergys Corporation

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   General Counsel and Secretary




                              Convergys Israel Investments Ltd.

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   Vice President


EXHIBIT INDEX


No.      Description


(1)      *Filing Agreement, dated March 31, 1999.

(2) **364-Day Credit Agreement dated as of December 16, 1998 among Convergys Corporation, the Lenders Party Hereto, PNC Bank, National Association, Nationsbank, N.A. and Citibank, N.A., as Co-Syndication Agents, and The Chase Manhattan Bank, as Administrative Agent.

(3)      **Offer to Purchase, dated April 1, 1999.

(4)      **Letter of Transmittal

(5)      ***Offer to Purchase dated July 2, 1999.

(6)      ***Letter of Transmittal, dated July 2, 1999.


--------------------

*incorporated herein by reference to Amendment No. 2 to the Schedule 13D filed by Parent, Sub and Convergys IMG with the Securities and Exchange Commission on April 1, 1999.

**incorporated herein by reference to Exhibit (1)(a) to the Schedule 14D-1 filed by Parent, Sub and Convergys IMG with the Securities and Exchange Commission on April 1, 1999.

***incorporated by reference to Exhibit (1)(a) to the Schedule 14D-1 filed by Parent and Sub with the Securities and Exchange Commission on July 2, 1999.